Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1)	Registration Statement (Form F-3 No. 333 -206852) of Tsakos Energy Navigation Limited,

(2)	Registration Statement (Form F-3 No. 333 -111615) of Tsakos Energy Navigation Limited,

(3)	Registration Statement (Form F-3 No. 333 -219569) of Tsakos Energy Navigation Limited,

(4)	Registration Statement (Form S-8 No. 333 -183007) pertaining to the 2012 Incentive Plan of Tsakos Energy Navigation Limited,

(5)	Registration Statement (Form S-8 No. 333 -134306, as amended) pertaining to the 2004 Incentive Plan of Tsakos Energy Navigation Limited,

(6)	Registration Statement (Form S-8 No. 333-104062) pertaining to the Stock Option Plan of Tsakos Energy Navigation Limited; and

(7)	Registration Statement (Form S-8 No. 333-102860) pertaining to the Stock Option Plan of Tsakos Energy Navigation Limited.

of our reports dated April 4, 2018, with respect to the consolidated financial statements of Tsakos Energy Navigation Limited and subsidiaries and the effectiveness of internal control over financial reporting of Tsakos Energy Navigation Limited and subsidiaries for the year ended December 31, 2017 included in this report (Form 6-K).

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 4, 2018